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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935 or
Section 30(h) of the Investment Company Act of 1940

☐	Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
☐	Form 3 Holdings Reported
☐	Form 4 Transactions Reported

1.	Name and Address of Reporting Person*	2.	Issuer Name and Ticker or Trading Symbol				3.	I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)
	Karmanos, Peter (Last) (First) (Middle)		Compuware Corporation (CPWR)

	31440 Northwestern Highway	4.	Statement for Month/Year				5.	If Amendment, Date of Original (Month/Year)
			March 31, 2003
	(Street)	6.	Relationship of Reporting Person(s) to Issuer (Check All Applicable)				7.	Individual or Joint/Group Reporting (Check Applicable Line)
	Farmington Hills, MI 48334-2564 (City) (State) (Zip)		☒	Director	☐	10% Owner		☒ Form filed by One Reporting Person
			☒	Officer (give title below)				☐ Form filed by More than One Reporting Person
			☐	Other (specify below)
				Chairman of the Board and CEO

*	If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.	Title of Security (Instr. 3)	2.	Transaction Date (Month/Day/Year)	2A.	Deemed Execution Date, if any (Month/Day/Year)	3.	Transaction Code (Instr. 8)	4.	Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5.	Amount of Securities Beneficially Owned at the End of Issuer's Fiscal Year (Instr. 3 and 4)	6.	Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7.	Nature of Indirect Beneficial Ownership (Instr. 4)

									Amount	(A) or (D)	Price

	Common Stock		09/05/02				G (1)		4,000	D					I		Revoc. Living Trust

	Common Stock		10/09/02				G (2)		3,678	D					I		Revoc. Living Trust

	Common Stock		11/15/02				G (3)		1,000	D					I		Revoc. Living Trust

	Common Stock		12/04/02				G (4)		1,950	D					I		Revoc. Living Trust

	Common Stock		12/04/02				G (5)		28,940	D					I		Revoc. Living Trust

	Common Stock		12/04/02				G (6)		19,625	D					I		Revoc. Living Trust

	Common Stock		12/04/02				G (7)		6,130	D					I		Revoc. Living Trust

	Common Stock		12/17/02				G (8)		5,787	D					I		Revoc. Living Trust

	Common Stock		12/18/02				G (2)		2,045	D					I		Revoc. Living Trust

	Common Stock		03/18/03				G (8)		18,160	D			3,200,576		I		Revoc. Living Trust

	Common Stock												47,272		I		Trusts FBO Children

	Common Stock												5,348,982		I		Stock Ltd. Partnership

	Common Stock												459,996		I		Bond Ltd. Partnership

	Common Stock												377,730		I		ESOP/401(k)

	Common Stock												216,947		I		Grant Annuity Trusts

	Common Stock												6,421,000		I		Karmanos Stock LLC

	Common Stock

	Common Stock

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.	Title of Derivative Security (Instr. 3)	2.	Conversion or Exercise Price of Derivative Security	3.	Transaction Date (Month/Day/Year)	3A.	Deemed Execution Date, if any (Month/Day/Year)	4.	Transaction Code (Instr. 8)	5.	Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

											(A)	(D)

	Non-Qualified Stock Option (right to buy)		$27.7813		11/02/02 (9)				J			588,740

Table II — Derivative Securities Acquired, Disposed of, or Beneficially Owned — Continued (e.g., puts, calls, warrants, options, convertible securities)

6.	Date Exercisable and Expiration Date (Month/Day/Year)		7.	Title and Amount of Underlying Securities (Instr. 3 and 4)		8.	Price of Derivative Security (Instr. 5)	9.	Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.	Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11.	Nature of Indirect Beneficial Ownership (Instr. 4)

	Date Exercisable	Expiration Date		Title	Amount or Number of Shares

		11/02/02		Common Stock	588,740				0		D

Explanation of Responses:

(1) Shares were gifted to Mr. Karmanos' grandchildren.

(2) Shares were gifted to the Barbara Ann Karmanos Cancer Institute.

(3) Shares were gifted to Mr. Karmanos' grandchild.

(4) Shares were gifted to Haven, Inc.

(5) Shares were gifted to St. Nicholas Greek Orthodox Church.

(6) Shares were gifted to Grady Memorial Hospital.

(7) Shares were gifted to McGovern-Davison Children's Health Center.

(8) Shares were gifted to CaP CURE.

(9) Remaining option shares expired as of grant Expiration Date.

/s/ Peter Karmanos, Jr.	April 1, 2003
**Signature of Reporting Person	Date

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.